State of Delaware
Secretary of State
Division of Corporations
Delivered 05:17 PM 05/17/2007
FILED 05:17 PM 05/17/2007
SRV 070581623 - 2671386 FILE

STATE OF DELAWARE
CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION
of
SENTRY TECHNOLOGY CORPORATION

First: That at a meeting of the Board of Directors of Sentry Technology Corporation, and in accordance with Section 242 of the Delaware General Corporation Law, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the shareholders of said corporation for consideration thereof.

The resolution setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing Article Four, Section 1, so that, as amended, said Article and Section shall be and read as follows:

"FOURTH, Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 200,000,000 shares, consisting of 190,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share, the designations, rights and preferences of which are set forth in Section 2, below."

Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the majority stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, and at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

SENTRY TECHNOLOGY CORPORATION

Dated: May 16th, 2007



By:
Name: Peter L. Murdoch
Title: President